November 20, 2000

VIA FACSIMILE AND EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, D.C. 20549-1004
Attn: Michael Clampitt, Esquire


        CIK: 0000112113
        Commission File No. 333-03627: Application for Withdrawal
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Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits and amendments thereto, Commission File No.333-43658 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on August 11, 2000 and was amended by (a) a filing pursuant to Rule 424(a) made with the Commission on October 30, 2000;

     Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     If you have any questions regarding the foregoing application withdrawal, please contact

                                       Sincerely,



                                       /s/ Richard LeHir
                                       -----------------
                                           Richard LeHir